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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. -- )*

Autobytel Inc.
(Name of Issuer)
Common Stock
(Title of Class of Securities)
05275N106
(CUSIP Number)
Dennis R. Cassell, Esq.
Haynes and Boone, LLP
2323 Victory Avenue, Suite 700
Dallas, Texas 75219-7673
(214) 651-5319
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
November 21, 2008
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	05275N106

1	NAMES OF REPORTING PERSONS Versata Enterprises, Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		2,266,003

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		2,266,003

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	2,266,003

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	5.01%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	CO

CUSIP No.	05275N106

1	NAMES OF REPORTING PERSONS Trilogy, Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		2,266,003

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		2,266,003

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	2,266,003

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	5.01%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	CO/HC

CUSIP No.	05275N106

1	NAMES OF REPORTING PERSONS Joseph A. Liemandt

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States

	7	SOLE VOTING POWER

NUMBER OF		2,266,003

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		2,266,003

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	2,266,003

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	5.01%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN/HC

Item 1. Security and Issuer.
This statement relates to the common stock of Autobytel Inc. The address of the principal executive offices of the issuer is 18872 MacArthur Boulevard, Irvine, California 92612-1400.
Item 2. Identity and Background.
The name of each person filing this statement and the place of organization or citizenship of such reporting person is stated in Items 1 and 6 on the cover page(s) hereto. The principal business of Versata Enterprises, Inc. is providing enterprise software products and services. Versata is a wholly owned subsidiary of Trilogy, Inc. Trilogy may be deemed to control Versata and beneficially own securities owned by Versata. The principal business of Trilogy is providing technology-powered business services. Joseph A. Liemandt (i) is an officer and a director of Versata and the President, Chief Executive Officer, and Chairman of the board of directors of Trilogy and (ii) may be deemed to control each of Versata and Trilogy and beneficially own securities owned by each of Versata and Trilogy. The present principal occupation of Mr. Liemandt is serving as the President, Chief Executive Officer, and Chairman of the board of directors of Trilogy. The address of the principal office or business address of each reporting person is 6011 West Courtyard Dr., Suite 300, Austin, Texas 78730. During the last five years, no reporting person has been convicted in a criminal proceeding, or was a party to a civil proceeding, required to be disclosed herein.
The information, if any, called for by Items 2-6, inclusive, of Schedule 13D with respect to any person enumerated in Instruction C of Schedule 13D and required to be included in this statement is included in Exhibit 99.1 hereto or otherwise herein. The information contained in Exhibit 99.1 hereto and each other Item herein is incorporated by reference in answer or partial answer to this Item.
Item 3. Source and Amount of Funds or Other Consideration.
Versata used approximately $1,157,119.37 of Versata’s working capital to purchase the shares of common stock of the issuer reported as beneficially owned by Versata herein.
The information, if any, called for by Items 2-6, inclusive, of Schedule 13D with respect to any person enumerated in Instruction C of Schedule 13D and required to be included in this statement is included in Exhibit 99.1 hereto or otherwise herein. The information contained in Exhibit 99.1 hereto and each other Item herein is incorporated by reference in answer or partial answer to this Item.
Item 4. Purpose of the Transaction.
The acquisition of securities of the issuer by Versata is for investment purposes.
Each reporting person plans to review their investment in the issuer on a continuing basis. Depending upon each factor discussed below and each other factor that is or may become relevant, each reporting person plans to consider: (i) acquiring additional shares of common stock of the issuer in open market or privately negotiated transactions; (ii) making a proposal or proposals to acquire more (or potentially all) of the equity interests in the issuer, including, without limitation, directly from certain (or potentially all) of the security holders of the issuer; (iii) making a proposal or proposals relating to the acquisition of certain (or potentially all) of the assets of the issuer; (iv) making a shareholder proposal or proposals to request that the issuer consider one or more extraordinary transactions, such as a merger; (v) selling all or part of the securities of the issuer owned by such reporting person in open market or privately negotiated transactions; and (vi) one or more combinations of the foregoing.
Any open market or privately negotiated purchases or sales, acquisition recommendations or proposals or other transactions may be made at any time without prior notice. Any alternative may depend upon a variety of factors, including, without limitation, current and anticipated future trading prices of the common stock, the financial condition, results of operations and prospects of the issuer and general industry conditions, the availability, form and terms of financing, other investment and business opportunities, general stock market and economic conditions, tax considerations and other factors. Although the foregoing reflects plans and proposals presently contemplated by each reporting person with respect to the issuer, the foregoing is subject to change at any time and dependent upon contingencies and assumed and speculative conditions, and there can be no assurance that any of the actions set forth above will be taken.

The information, if any, called for by Items 2-6, inclusive, of Schedule 13D with respect to any person enumerated in Instruction C of Schedule 13D and required to be included in this statement is included in Exhibit 99.1 hereto or otherwise herein. The information contained in Exhibit 99.1 hereto and each other Item herein is incorporated by reference in answer or partial answer to this Item.
Item 5. Interest in Securities of the Issuer.
(a) Each reporting person declares that neither the filing of this statement nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, the beneficial owner of any securities covered by this statement.
Each reporting person may be deemed to be a member of a group with respect to the issuer or securities of the issuer for the purposes of Section 13(d) or 13(g) of the Act. Each reporting person declares that neither the filing of this statement nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, (i) acting (or has agreed or is agreeing to act) with any other person as a partnership, limited partnership, syndicate, or other group for the purpose of acquiring, holding, or disposing of securities of the issuer or otherwise with respect to the issuer or any securities of the issuer or (ii) a member of any syndicate or group with respect to the issuer or any securities of the issuer.
The aggregate number and percentage of the class of securities identified pursuant to Item 1 beneficially owned by each reporting person is stated in Items 11 and 13 on the cover page(s) hereto.
(b)	Number of shares as to which each reporting person has:
(i)	sole power to vote or to direct the vote:

See Item 7 on the cover page(s) hereto.

(ii)	shared power to vote or to direct the vote:

See Item 8 on the cover page(s) hereto.

(iii)	sole power to dispose or to direct the disposition of:

See Item 9 on the cover page(s) hereto.

(iv)	shared power to dispose or to direct the disposition of:

See Item 10 on the cover page(s) hereto.
(c) Transactions in the class of securities reported on that were effected during the past sixty days or since the most recent filing of Schedule 13D, whichever is less, by the reporting persons are described below.

Transaction	Effecting	Shares	Shares	Price	Description
Date	Person(s)	Acquired	Disposed	Per Share (1)	of Transaction
October 16, 2008	Versata Enterprises, Inc.	100	0	$0.4600	Open market purchase
October 20, 2008	Versata Enterprises, Inc.	2,800	0	$0.5000	Open market purchase
October 21, 2008	Versata Enterprises, Inc.	200,000	0	$0.4922	Open market purchase
October 22, 2008	Versata Enterprises, Inc.	31,290	0	$0.5197	Open market purchase
October 23, 2008	Versata Enterprises, Inc.	108,500	0	$0.5156	Open market purchase
October 24, 2008	Versata Enterprises, Inc.	50,650	0	$0.4998	Open market purchase
October 27, 2008	Versata Enterprises, Inc.	90,400	0	$0.4899	Open market purchase
October 30, 2008	Versata Enterprises, Inc.	200	0	$0.5200	Open market purchase
November 10, 2008	Versata Enterprises, Inc.	81,600	0	$0.5200	Open market purchase
November 19, 2008	Versata Enterprises, Inc.	840,463	0	$0.5000	Open market purchase
November 19, 2008	Versata Enterprises, Inc.	800,000	0	$0.5000	Open market purchase
November 21, 2008	Versata Enterprises, Inc.	60,000	0	$0.5000	Open market purchase
(1)	Excludes commission of $0.01 per share.

Except as otherwise described herein, no transactions in the common stock of the issuer were effected during the past sixty days or since the most recent filing of Schedule 13D, whichever is less, by any reporting person.
(d) Other persons may have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, shares of common stock that may be deemed to be beneficially owned by the reporting persons.
(e) Not applicable.
The information, if any, called for by Items 2-6, inclusive, of Schedule 13D with respect to any person enumerated in Instruction C of Schedule 13D and required to be included in this statement is included in Exhibit 99.1 hereto or otherwise herein. The information contained in Exhibit 99.1 hereto and each other Item herein is incorporated by reference in answer or partial answer to this Item.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
Except as otherwise described herein, no reporting person has any legal or other contract, arrangement, understanding, or relationship with any other person with respect to any securities of the issuer. To the knowledge of each reporting person, there are no contracts, arrangements, understandings, or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the issuer.
The information, if any, called for by Items 2-6, inclusive, of Schedule 13D with respect to any person enumerated in Instruction C of Schedule 13D and required to be included in this statement is included in Exhibit 99.1 hereto or otherwise herein. The information contained in Exhibit 99.1 hereto and each other Item herein is incorporated by reference in answer or partial answer to this Item.
Item 7. Material to be Filed as Exhibits.
The following exhibits are filed as exhibits hereto:

Exhibit	Description of Exhibit
24.1
Joint Filing Agreement and Power of Attorney (incorporated herein by reference from Exhibit 24.1 to the Schedule 13D filed November 13, 2008 by the reporting persons with the Commission relating to the common stock of Selectica, Inc.)

99.1	Additional Information (furnished herewith)

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 24, 2008	VERSATA ENTERPRISES, INC.
	By:	/s/ Sean P. Fallon
		Name:	Sean P. Fallon
		Title:	Attorney-in-Fact

November 24, 2008	TRILOGY, INC.
	By:	/s/ Sean P. Fallon
		Name:	Sean P. Fallon
		Title:	Attorney-in-Fact

November 24, 2008	Sean P. Fallon
	By:	/s/ Sean P. Fallon
		Name:	Sean P. Fallon
		Title:	Attorney-in-Fact

EXHIBIT INDEX

Exhibit	Description of Exhibit
24.1
Joint Filing Agreement and Power of Attorney (incorporated herein by reference from Exhibit 24.1 to the Schedule 13D filed November 13, 2008 by the reporting persons with the Commission relating to the common stock of Selectica, Inc.)

99.1	Additional Information (furnished herewith)